Exhibit 10.13
EMPLOYMENT AGREEMENT
          This Employment Agreement (“Agreement”) dated as of October 1, 2005, is between INPLAY TECHNOLOGIES, INC., a Nevada corporation (“InPlay”), and ROBERT J. BRILON (“Executive”).
RECITALS
     A. Executive currently serves as Chief Executive Officer, President, and Chief Financial Officer of InPlay. InPlay desires to assure itself of the continued availability of Executive.
     B. Executive and InPlay are parties to an Employment and Separation Agreement, dated November 20, 1998, as amended by Addendum # 1 to the Employment and Separation Agreement dated January 1, 2000, Addendum # 2 to the Employment and Separation Agreement dated March 24, 2004, Addendum # 3 to the Employment and Separation Agreement dated April 30, 2005, Addendum # 4 to the Employment and Separation Agreement dated June 29, 2004, Addendum # 5 to the Employment and Separation Agreement dated July 28, 2005, and Addendum # 6 to the Employment and Separation Agreement dated August 31, 2005 (together, the “Original Employment Agreement”). The parties desire that this Agreement supersede the Original Employment Agreement in its entirety.
AGREEMENT
     In consideration of the mutual covenants, premises, terms, and conditions of the parties set forth herein, and the performance of each, InPlay and Executive hereby agree as follows:
ARTICLE I
EMPLOYMENT; COMPENSATION
     1.1 Employment. InPlay hereby employs Executive, and Executive hereby accepts such employment, to serve as the Chief Executive Officer, President, and Chief Financial Officer of InPlay and in such other capacities and for such other duties and services as shall from time to time be mutually agreed upon by InPlay and Executive. This Agreement supersedes and replaces the Original Employment Agreement, and the Original Employment Agreement is terminated in all respects.
     1.2 Best Efforts of Executive. Executive shall devote the required business time, attention, and efforts to the performance of Executive’s duties under this Agreement, and shall serve InPlay faithfully and diligently while employed by InPlay.
     1.3 Compensation.
          (a) Base Salary. InPlay shall pay to Executive, as full compensation for the services rendered by Executive, during Executive’s employment under this Agreement, a salary at a rate of $270,600 per annum to be paid in equal semi-monthly installments, or in such other periodic installments upon which InPlay and Executive shall mutually agree. On at least an annual basis, the Board of Directors of InPlay (the “Board”), or the Compensation Committee of the Board (the “Committee”), shall review Executive’s performance and may in its sole discretion increase, but without Executive’s consent, may not decrease such base salary.
          (b) Incentive Bonuses. So long as Executive is employed at the time such bonus is payable, InPlay shall pay to Executive the higher of the bonus that would be payable under Section 1.3(b)(i) or the bonus that would be payable under Section 1.3(b)(ii). By the later to occur of forty-five (45) days after the fiscal year end or the completion of the audit by InPlay’s independent public accountants, InPlay shall compute, the bonus that would be payable under Section 1.3(b)(i) and the bonus that would be payable under Section 1.3(b)(ii) and shall pay to Executive the higher of the two bonuses.
               (i) The first bonus alternative shall be an amount equal to five percent (5%) of an amount equal to net income of InPlay before income taxes, goodwill amortization, and non-cash charges (e.g., option compensation, stock for services, acquisition valuation adjustments and goodwill impairment).
               (ii) The second bonus alternative for any fiscal year shall be in an amount of up to one hundred percent (100%) of Executive’s base salary in effect for such fiscal year. The amount, if any, of each annual bonus shall be based on the extent to which Executive achieves performance standards or objectives set by the Board or the Committee.
          (c) Incentive and Benefit Plans. Executive will be entitled to participate in those incentive and benefit plans generally provided for Company’s executives in the same or a similar tier of management, in accordance with the terms of such benefit plans. Additionally, Executive shall be entitled to participate in any other benefit plans made available generally to employees of Company from time to time, including but not limited to, any savings plan, life insurance plan and health insurance plan, subject to any restrictions specified in, or amendments made to, such plans. Executive shall also be eligible to participate in any InPlay equity incentive programs, all of which shall be solely in the discretion of the Committee.
          (d) Reimbursement for Expenses. InPlay shall reimburse Executive for reasonable out of pocket expenses that Executive shall incur in connection with his services for InPlay contemplated by this Agreement, on presentation by Executive of appropriate vouchers and receipts for such expenses to such person or persons as may be designated by the Audit Committee of InPlay from time to time. Reimbursements shall be made by InPlay pursuant to its established policies and procedures regarding reimbursement, which may be effective from time to time.
          (e) Auto Lease or Allowance. InPlay shall provide to Executive an amount not to exceed $833 per month for a lease payment or allowance for owned vehicle . InPlay shall pay all expenses to maintain the vehicle, plus cost for tags, license, property taxes, fuel, and insurance. Executive shall maintain a travel log recording mileage used for business purposes, and upon request by the Audit Committee of InPlay, Executive shall submit such log to such person or persons as are designated by the Audit Committee. The personal use portion of the mileage shall be considered a taxable benefit to Executive and InPlay shall have the right to withhold such taxes from Executive’s paycheck.
          (f) Vacation. Executive shall be entitled to six weeks (30 business days) vacation time annually. All unused vacation time that has been accrued prior to June 1, 2005 shall remain accrued and, if unused, can be the basis for cash compensation upon the termination of Executive’s employment. Beginning on June 1, 2005, Executive may accumulate his unused vacation time up to a maximum of three weeks, but all vacation time accruing after May 31, 2005 may only be used for vacations and will not be the basis for any cash compensation from InPlay.
          (g) Group Insurance Plans. InPlay shall pay the entire premium amount for the Executive, his spouse, and dependent children with full coverage hospitalization, surgical, medical, major medical, dental, disability, life, and eye insurance as provided to other InPlay employees. InPlay shall pay for an individual life insurance policy for $1 million and reimburse a long term disability insurance policy, upon request, to cover salary above the long term disability coverage included in the standard company insurance coverage for Executive.
     1.4 Term of Employment; Termination.
          (a) Initial Term. Executive shall be employed by InPlay for the duties set forth in Sections 1.1 and 1.2 for a two-year term, commencing as of October 1, 2005 and ending on September 30, 2007 (the “Initial Term”), unless sooner terminated in accordance with the provisions of this Agreement.
          (b) Renewal Term; Employment Period Defined. On each successive day after the commencement of the Initial Term, without further action on the part of InPlay or Executive, this Agreement shall automatically be renewed for a new two-year term dated effective and beginning upon each such successive day (a “Renewal Term”); provided, however, that InPlay may notify Executive, or Executive may notify InPlay, at any time, that there shall be no renewal of this Agreement, and in the event of such notice, the Agreement shall immediately cease to renew and shall terminate naturally at the end of the then current Renewal Term. No severance or other post-termination compensation will be due or payable in the event of a termination resulting from non-renewal. The period of time commencing as of the date hereof and ending on the effective date of the termination of employment of Executive under this or any successor Agreement shall be referred to as the “Employment Period.”
          (c) Termination Under Certain Circumstances. Notwithstanding anything to the contrary herein contained, Executive’s employment under this Agreement may be terminated pursuant to the provisions of Article III.
ARTICLE II
COMPETITION AND CONFIDENTIAL INFORMATION
     2.1 Use of Confidential Information. Executive agrees that, in addition to any other limitation contained in this Agreement, regardless of the circumstances of the termination of employment, he shall not communicate to any person, firm, corporation, or other entity, any information relating to customer lists, prices, advertising, nor any confidential knowledge or secrets that Executive may from time to time acquire with respect to the business of InPlay or any of its affiliates or subsidiaries.
     2.2 Trade Secrets. Executive shall not at any time or in any manner, either directly or indirectly, knowingly divulge disclose or communicate to any person, firm, corporation, or other entity in any manner whatsoever, any trade secret information concerning any material matters affecting or relating to the business of InPlay, including without limitation, any of its customers, the prices it obtains or has obtained from the sale of, or at which it sells or has sold, its products or any other information concerning the business of InPlay, its manner of operations, its plans, processes, or other data without regard to whether all of the above-stated matters will be deemed confidential, material, or important, InPlay and Executive specifically and expressly stipulating that as between them, such matters are important, material, and confidential, and gravely affect the effective and successful conduct of InPlay’s business and InPlay’s goodwill, and that any breach of the terms of this Section shall be a material breach of this Agreement.
     2.3 Invention Assignment. Executive agrees that all inventions, developments, and improvements (whether patentable or not) made or conceived by Executive, solely or jointly with others, during his employment with InPlay, and which pertain to the products, processes, or business of InPlay, or which result from or are suggested by or otherwise arise out of Executive’s work, are the sole property of InPlay. Executive shall keep complete records of such inventions, developments, and improvements and will promptly and fully disclose and assign them to InPlay.
     2.4 Execute Assignments. Executive agrees that at InPlay’s expense he shall execute such assignments, patent applications, and other papers and do such things as may be necessary to enable InPlay to perfect its title to and obtain patents on such inventions, developments, and improvements, both in the United States of America and in all foreign countries.
     2.5 List. Attached hereto, if applicable, is a list and brief description of all inventions, developments, and improvements made or conceived by Executive prior to his employment with InPlay on which no patent application has as yet been filed. Should any question arise as to whether an invention, development, or improvement was made or conceived during employment by InPlay, all such items not on this list shall be presumed to belong to InPlay. If no items are listed state “None”: NONE.
     2.6 Nondisclosure of Confidential Information During Employment and After Termination. Executive agrees that for and during the entire term of this Employment Agreement, any information, data, figures, sales figures, projections, estates, customer lists, tax records, personnel history, accounting procedures, promotions, and the like, shall be considered and kept as the private and privileged records of InPlay and will not be divulged to any person, firm, corporation or other entity except on the direct authorization of the InPlay. Further, upon termination of this Agreement for any reason, Executive agrees that he will continue to treat as private and privileged any information, data, figures, projections, estimates, customer lists, tax records, personnel history, accounting procedures, and the like, and shall not release any such information to any person, firm, corporation, or other entity, either by statement, deposition or as a witness, except upon direct written authority of InPlay, or in response to a court order, provided that: (1) Executive provides InPlay with written notice of such order within 24 hours of receiving notice of such order; and (2) Executive limits disclosure made in response to such order to the minimum amount to satisfy said order. InPlay shall be entitled to an injunction by any competent court to enjoin and restrain the unauthorized disclosure of such information.
     2.7 Surrender of Records on Termination of Employment. Executive agrees that on termination of his employment for any reason whatsoever, Executive shall surrender to InPlay in good condition any record or records kept by Executive containing the names, addresses, and other information with regard to customers or potential customers of InPlay served by Executive.
     2.8 Restriction on Use or Disclosure of Customer List and Other Information. For a period of twenty-four (24) months immediately following termination of Executive’s employment under this Agreement, Executive shall neither call on nor solicit, either for Executive or any other person, firm, corporation, or other entity, any of the customers of InPlay of whom Executive called, with whom Executive became acquainted, or of whom Executive learned during Executive’s employment under this Agreement, nor shall Executive make known to any person, firm, corporation, or other entity, either directly or indirectly, the names and addresses of any such customers or any information relating in any manner to InPlay’s trade or business relationship with such customers. The foregoing, however, shall not preclude Executive from accepting employment with such persons or entities after termination of Executive’s employment under this Agreement, provided such employment will not result in a violation of this Article II.
     2.9 Noncompetition with InPlay. During the term of Executive’s employment, and for a period of twelve (12) months following termination of Executive’s employment with InPlay, or in the alternative, in the event any reviewing court finds twelve (12) months to be overbroad and unenforceable, for a period of nine (9) months following termination of Executive’s employment with InPlay, or in the alternative, in the event any reviewing court finds nine (9) months to be overbroad and unenforceable, for a period of six (6) months following termination of Executive’s employment with InPlay, or in the alternative, in the event any reviewing court finds six (6) months to be overbroad and unenforceable, for a period of three (3) months following termination of Executive’s employment with InPlay, regardless of the reason therefore, Executive shall not, (whether directly or indirectly, as owner, principal, agent, stockholder, director, officer, manager, employee, partner, participant, or in any other capacity) engage in or become financially interested in any competitive business conducted within the United States. As used herein, a “competitive business” shall mean (a) any business that develops, patents, licenses, or distributes technology utilizing a magnetic based design for electronic switches; or (b) a business operating in any other specific business segment InPlay enters into during the term of this agreement.
     2.10 Non-solicitation of Employees. During the term of Executive’s employment, and for a period of twelve (12) months following termination of Executive’s employment with InPlay, or in the alternative, in the event any reviewing court finds twelve (12) months to be overbroad and unenforceable, for a period of nine (9) months following termination of Executive’s employment with InPlay, or in the alternative, in the event any reviewing court finds nine (9) months to be overbroad and unenforceable, for a period of six (6) months following termination of Executive’s employment with InPlay, or in the alternative, in the event any reviewing court finds six (6) months to be overbroad and unenforceable, for a period of three (3) months following termination of Executive’s employment with InPlay, regardless of the reason therefore, Executive shall not directly or indirectly, for himself, or on behalf of, or in conjunction with, any other person, company, partnership, corporation, or other entity, seek to hire or hire any of InPlay’s personnel or employees for the purpose of having such employee engage in services that are the same, similar, or related to the services that such employee provided for InPlay.
     2.11 Equitable Relief. In the event a violation of any of the restrictions contained in this Article II is established, InPlay shall be entitled to preliminary and permanent injunctive relief as well as damages and an equitable accounting of all earnings, profits, and other benefits arising from such violation, which right shall be cumulative and in addition to any other rights or remedies to which InPlay may be entitled. In the event of a violation of any provision of Article II of this Agreement, the period for which those provisions would remain in effect shall be extended for a period of time equal to that period beginning when such violation commenced and ending when the activities constituting such violation shall have been finally terminated in good faith.
     2.12 Restrictions Separable. If the scope of any provision of this Article II is found by a court to be too broad to permit enforcement to its full extent, then such provision shall be enforced to the maximum extent permitted by law. The parties agree that the scope of any provision of this Article II may be modified by a judge in any proceeding to enforce this Agreement, so that such provision can be enforced to the maximum extent permitted by law. Each and every restriction set forth in this Article II is independent and severable from the others, and no such restriction shall be rendered unenforceable by virtue of the fact that, for any reason, any other or others of them may be unenforceable in whole or in part.
     2.13 Survival. InPlay and Executive acknowledge and agree that the obligations and rights set forth in this Article II shall survive the termination of this Agreement and Executive’s employment by either InPlay or Executive under Article III of this Agreement.
ARTICLE III
SEPARATION; RIGHTS ON SEPARATION
     3.1 Definitions.
          (a) “Separation” shall mean the termination of Executive’s status as an employee of InPlay or any successor of InPlay.
          (b) “Separation Date” or “Date of Separation” shall mean thirty (30) days following the date that InPlay gives Executive written notice stating that InPlay wishes to terminate Executive’s employment under this Agreement, or 30 days following the date that Executive gives InPlay written notice that he wishes to terminate his employment under this Agreement.
          (c) “Separation Occurrences” shall mean one of the following events that would cause Separation:

               (i) A “Change of Control” shall be deemed to have occurred if and when:
                    (A) Turnover of Board. The following individuals no longer constitute a majority of the independent members of the Board of Directors of InPlay: (1) the individuals who, as of the date of this Agreement, constitute the independent members of the Board of Directors of InPlay (the “Current Independent Directors”); (2) the individuals who thereafter are elected as independent members of the Board of Directors of InPlay and whose election, or nomination for election, to the Board of Directors of InPlay was approved by a vote of at least two-thirds (2/3) of the Current Independent Directors then still in office (such directors becoming “Additional Independent Directors” immediately following their election); and (3) the individuals who are elected as independent members of the Board of Directors of InPlay and whose election, or nomination for election, to the Board of Directors of InPlay was approved by a vote of at least two-thirds (2/3) of the Current Independent Directors and Additional Independent Directors then still in office (such directors also becoming “Additional Independent Directors” immediately following their election);
                    (B) Tender Offer. A tender offer or exchange offer is consummated for the equity securities of InPlay representing twenty percent (20%) or more of the combined voting power of InPlay’s then outstanding voting securities and the effect of such offer is that a third party takes over and gains control of InPlay;
                    (C) Merger or Consolidation. The stockholders of InPlay shall approve a merger, consolidation, recapitalization, or reorganization of InPlay, a reverse stock split of outstanding voting securities, or consummation of any such transaction if stockholder approval is not obtained, other than any such transaction that would result in at least seventy-five percent (75%) of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction being beneficially owned by the holders of outstanding voting securities of InPlay immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction; or
                    (D) Liquidation or Sale of Assets. The stockholders of InPlay shall approve a plan of complete liquidation of InPlay or an agreement for the sale or disposition by InPlay of all or a substantial portion of InPlay ‘s assets to another person or entity, which is not a wholly owned subsidiary of InPlay (i.e., fifty percent (50%) or more of the total assets of InPlay).
               (ii) “InPlay Initiated Separation” shall mean the termination of Executive’s employment by Executive for Good Reason or by InPlay for any reason other than Cause, Executive’s Death or Disability, or a Change of Control.
                    (A) “Cause.” InPlay shall have the right to terminate Executive’s employment for Cause, and such termination shall not be, nor shall it be deemed to be, a breach of this Agreement. For purposes of this Agreement, InPlay shall have “Cause” to terminate Executives’ employment upon:

                         (a) Executive’s conviction of (or the entering of a guilty plea or plea of no contest with respect to) a felony by a Federal or State court of competent jurisdiction; or
                         (b) An act or acts of dishonesty taken by Executive that results in or is intended to result in substantial personal enrichment of Executive at the expense of InPlay or any of its suppliers or customers; or
                         (c) Executive’s failure to follow a direct, reasonable and lawful order from the Board, within the reasonable scope of Executive’s duties, which failure is not cured within thirty (30) days; or
                         (d) Any other conduct or act by Executive that is intended by Executive to harm InPlay.
                    (B) “Good Reason” shall mean and include each of the following (unless Executive has expressly agreed to such event in a signed writing): (1) assignment of Executive to a position that is not substantially executive in nature; (2) relocation of Executive’s place of business by more than fifty (50) miles; (3) any material act or acts of dishonesty by Company directed toward or affecting Employee; (4) any illegal act or instruction directly affecting Executive by Company, which is not withdrawn after the Company is notified of the illegality by Executive; or (5) Company’s material breach of this Agreement (after notice and an opportunity to cure).
               (iii) “Executive Initiated Separation” shall mean Executive’s termination of Executive’s employment for any reason other than Good Reason.
     3.2 Compensation and Separation Provisions.
          (a) Change of Control. If in contemplation of or within one year following a Change of Control, Executive is terminated without Cause or Executive resigns for Good Reason, in lieu of the separation payments contemplated by the first sentence of Section 3.2(c), Executive may elect to receive either (i) a lump sum equal to 2.99 times his gross annual base salary, less any applicable withholding for state and federal taxes or (ii) five percent (5%) of the gross consideration given for any merger or acquisition of InPlay that results or resulted in the Change of Control. If Executive elects to receive five percent (5%) of the gross consideration, such amount shall be paid in the same manner as received by InPlay or its shareholders. However, if the transaction consideration given is non-liquid for Executive the amount equal to Federal and State tax liabilities of Executive relating to such payment shall be converted to cash or other liquid assets such that Executive can pay the required tax liabilities. If such a separation event occurs Executive shall also be entitled to receive all rights as provided by local, state, or federal rules or regulation, e.g., COBRA notification plus accrued vacation and bonus, and all stock options held by Executive not vested as of the effective date of a Change of Control shall immediately vest and become exercisable. Anything in this Section 3.2(a) to the contrary notwithstanding, Executive and InPlay may agree to reduce the amount payable to Executive pursuant to this Section in order to reduce or eliminate certain taxes payable by either Executive or InPlay, or both.

          (b) Termination for Cause. If Executive is terminated for Cause, InPlay shall be obligated to pay Executive only the Base Salary (from Section 1.3(a)) and expenses (from Section 1.3(c)) due to Executive through the termination date, plus any accrued vacation, and Executive will not be entitled to, nor will Executive receive, any type of severance payment.
          (c) InPlay Initiated Separation. Upon the occurrence of an InPlay Initiated Separation, provided such termination qualifies as a “separation from Service” within the meaning of Section 409A of the Internal Revenue Code, as amended (“Section 409A”), and after execution by Executive of a severance agreement and release having commercially reasonable terms, Executive shall receive, paid over a two-year period in equal installments (timed to coincide with each InPlay payroll period), payments the sum of which is equal to two times Executive’s then-current gross annual base salary, less any applicable withholding for state and federal taxes beginning on the Date of Separation. After execution by Executive of such a severance agreement and release, InPlay will also pay to Executive the bonus defined in Section 1.3(b)(i) based upon the financial results through the quarter end in which the termination takes place as prorated for the number of days actually worked in the quarter. The Executive will not receive any payment under the Section 1.3(b)(ii), the second alternative bonus. Additionally, for twenty-four (24) months following such a separation, InPlay shall be required to continue to pay Executive, his spouse’s, and dependent children’s medical and dental insurance coverage, except for any portions paid normally by any new employer of Executive. InPlay shall make the standard premium payments on behalf of Executive and his spouse for the applicable months commencing from the Date of Separation. InPlay may change its insurance coverage but shall not discriminate against Executive or his spouse. To the extent permitted by InPlay’s then health benefits provider, any rights required to be provided to Executive by local, state, or federal rules or regulations would be granted at the end of the period (e.g., COBRA notification) Bonus money shall be paid as soon as calculation is practicable and unused vacation shall be paid as soon as practicable upon separation. All stock options held by Executive but not vested would immediately vest and become exercisable on the Date of Separation.
          (d) Election Under Section 409A. For purposes of Section 409A, Executive hereby elects to receive, and the Company hereby agrees to pay, each amount payable under this Agreement at the times, and on the terms and conditions set forth herein.
          (e) Deferral period. Notwithstanding Section 3.2(c) above, if Section 409A of the Code would impose any additional tax on payments within the first six months following Executive’s separation from service, such payments shall be delayed to the minimum extent necessary to avoid such additional tax. However, if it becomes necessary to delay payments for health benefits, InPlay shall take such actions as are necessary to ensure that continued coverage is available to Executive and shall pay or reimburse Executive for, as appropriate, all deferred payments after the deferral period.
          (f) Executive Initiated Separation. Upon the occurrence of an Executive Initiated Separation, and after execution by Executive of a continuing consulting, severance and release agreement having commercially reasonable terms, Executive would receive, paid over a six-month period in equal installments (timed to coincide with each InPlay payroll period), payments the sum of which is equal to one-half of Executive’s then-current gross annual base salary, less any applicable withholding for state and federal taxes beginning on the Date of Separation.
          (g) Death. The Executive’s employment under this Agreement shall terminate upon Executive’s death. Executive’s estate shall be entitled to receive the Base Salary due through the date of Executive’s death. InPlay shall also pay to Executive’s estate a prorated portion to the date of death of any incentive compensation to which Executive would have been entitled (had Executive not died) for the quarter in which this Agreement terminated due to Executive’s death. No Base Salary or other payment or benefit will be payable with respect to any period after death except as expressly provided elsewhere in this Agreement.
          (h) Disability. The Executive’s employment under this Agreement shall also terminate in the event of Executive’s “Disability.” For purposes of this Agreement, “Disability” means the inability of Executive to perform Executive’s essential job duties, with or without a reasonable accommodation, for a period of thirty (30) consecutive days or for sixty (60) days within any one hundred and eighty (180) day period due to a physical or mental injury or illness that occurs while Executive is actively employed by InPlay. Any dispute concerning whether Disability has occurred will be determined by a physician selected by InPlay. If this Agreement is terminated due to Executive’s Disability, Executive shall receive a prorated portion to the date of termination of Executive’s Base Salary and any incentive compensation to which Executive would have been entitled (had termination not occurred) for the quarter in which this Agreement is terminated due to Executive’s disability.
ARTICLE IV
GENERAL MISCELLANEOUS PROVISIONS
     4.1 No Disparagement. Following the Date of Separation, Executive shall not commercially disparage InPlay or any of its officers, directors, employees, or agents. Following the Date of Separation, InPlay shall not commercially disparage Executive.
     4.2 Bylaw Indemnification. InPlay agrees that following the Date of Separation, the indemnification provisions under the Bylaws of InPlay will continue in full force and effect for the benefit of Executive for so long as such indemnification provisions would have any application to claims against Executive.
     4.3 Notices. All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made, and received (i) if personally delivered, on the date of delivery, (ii) if by facsimile transmission, 24 hours after transmitter’s confirmation of the receipt of such transmission, (iii) if mailed, three days after deposit in the United States mail, registered or certified, return receipt requested, postage prepaid and addressed as provided below, or (iv) if by a courier delivery service providing overnight or “next-day” delivery, on the next business day after deposit with such service addressed as follows:

(1)	If to InPlay:

InPlay Technologies, Inc.

234 S. Extension, Sec. 103
Mesa, Arizona 85210
Attention: Chairman of the Board
Fax: (480) 586-3378

(2)	If to Executive:

Robert J. Brilon
c/o InPlay Technologies, Inc.
234 S. Extension, Sec. 103
Mesa, Arizona 85210
Either party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this paragraph for the giving of notice.
     4.4 Indulgences; Waivers. Neither any failure nor any delay on the part of either party to exercise any right, remedy, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege preclude any other or further exercise of the same or of any other right, remedy, power, or privilege, nor shall any waiver of any right, remedy, power, or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power, or privilege with respect to any other occurrence. No waiver shall be binding unless executed in writing by the party making the waiver.
     4.5 Controlling Law. This Agreement and all questions relating to its validity, interpretation, performance, and enforcement, shall be governed by and construed in accordance with the laws of the state of Arizona, notwithstanding any Arizona or other conflict-of-interest provisions to the contrary.
     4.6 Binding Nature of Agreement; Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors, and assigns; provided that because the obligations of Executive hereunder involve the performance of personal services, such obligations shall not be delegated by Executive. For purposes of this Agreement, successors and assigns shall include, but not be limited to, any individual, corporation, trust, partnership, or other entity that acquires a majority of the stock or assets of InPlay by sale, merger, consolidation, liquidation, or other form of transfer. InPlay shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of InPlay to expressly assume and agree to perform this Agreement in the same manner and to the same extent that InPlay would be required to perform it if no such succession had taken place.
     4.7 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of the parties reflected hereon as the signatories.

     4.8 Provisions Separable. The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.
     4.9 Entire Agreement. This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements, and conditions, express or implied, oral or written, except as herein contained. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.
     4.10 Paragraph Headings. The paragraph headings in this Agreement are for convenience only; they form no part of this Agreement and shall not affect its interpretation.
     4.11 Number of Days. In computing the number of days for purposes of this Agreement, all days shall be counted, including Saturdays, Sundays, and holidays; provided, however, that if the final day of any time period falls on a Saturday, Sunday, or holiday, then the final day shall be deemed to be the next day that is not a Saturday, Sunday, or holiday.
[SIGNATURES ON FOLLOWING PAGE]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

/s/ Robert J. Brilon

Robert J. Brilon

INPLAY TECHNOLOGIES, INC.

By:	/s/ Steve Hanson

Name:	Steve Hanson
Title:	Chairman of the Board